UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)1

Sapient Corporation
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

803062 10 8
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 803062 10 8	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Samuel C. Sichko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
4,800,578 shares (consists of 59,052 shares held by The Jerry A. Greenberg Family Trust - 2004, 664,423 shares held by The Jerry A. Greenberg 5-Year GRAT - 2010, 470,880 shares held by The Jerry A. Greenberg 2-Year GRAT - 2011, 647,259 shares held by The Jerry A. Greenberg 3-Year GRAT - 2011, 823,221 shares held by The Jerry A. Greenberg 5-Year GRAT - 2011, 728,000 shares held by The Jerry A. Greenberg Family Trust - 2011, 773,575 shares held by The Jerry A. Greenberg 2-Year GRAT - 2012, and 634,168 shares held by The J. Stuart Moore Irrevocable Trust - 2011.  Mr. Sichko is the sole trustee of each of these trusts).

6
SHARED VOTING POWER
10,041,996 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996, 480,000 shares held by The Jerry and Adi Greenberg Charitable Foundation, 683,410 shares held by The J. Stuart Moore Gift Trust of 1995, 4,927,927 shares held by The J. Stuart Moore Remainder Trust - 1996, 589,262 shares held by The J. Stuart Moore Irrevocable Trust - 1996, and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation.  Mr. Sichko is a co-trustee of each of these trusts).

7
SOLE DISPOSITIVE POWER
4,800,578 shares (consists of 59,052 shares held by The Jerry A. Greenberg Family Trust - 2004, 664,423 shares held by The Jerry A. Greenberg 5-Year GRAT - 2010, 470,880 shares held by The Jerry A. Greenberg 2-Year GRAT - 2011, 647,259 shares held by The Jerry A. Greenberg 3-Year GRAT - 2011, 823,221 shares held by The Jerry A. Greenberg 5-Year GRAT - 2011, 728,000 shares held by The Jerry A. Greenberg Family Trust - 2011, 773,575 shares held by The Jerry A. Greenberg 2-Year GRAT - 2012, and 634,168 shares held by The J. Stuart Moore Irrevocable Trust - 2011.  Mr. Sichko is the sole trustee of each of these trusts).

8
SHARED DISPOSITIVE POWER
10,041,996 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996, 480,000 shares held by The Jerry and Adi Greenberg Charitable Foundation, 683,410 shares held by The J. Stuart Moore Gift Trust of 1995, 4,927,927 shares held by The J. Stuart Moore Remainder Trust - 1996, 589,262 shares held by The J. Stuart Moore Irrevocable Trust - 1996, and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation.  Mr. Sichko is a co-trustee of each of these trusts).

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Mr. Sichko has or shares voting or investment control over 14,842,574 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust -1996, 59,052 shares held by The Jerry A. Greenberg Family Trust - 2004, 664,423 shares held by The Jerry A. Greenberg 5-Year GRAT - 2010, 470,880 shares held by The Jerry A. Greenberg 2-Year GRAT - 2011, 647,259 shares held by The Jerry A. Greenberg 3-Year GRAT - 2011, 823,221 shares held by The Jerry A. Greenberg 5-Year GRAT - 2011, 728,000 shares held by The Jerry A. Greenberg Family Trust - 2011, 773,575 shares held by The Jerry A. Greenberg 2-Year GRAT - 2012, 480,000 shares held by The Jerry and Adi Greenberg Charitable Foundation, 683,410 shares held by The J. Stuart Moore Gift Trust of 1995, 4,927,927 shares held by The J. Stuart Moore Remainder Trust - 1996, 589,262 shares held by The J. Stuart Moore Irrevocable Trust - 1996, 634,168 shares held by The J. Stuart Moore Irrevocable Trust - 2011, and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation ).  Mr. Sichko has no pecuniary interest in any of the trusts and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.75%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 803062 10 8	13G	Page 3 of 6 Pages

Item 1(a)                Name of Issuer:

  Sapient Corporation

Item 1(b)                Address of Issuer’s Principal Executive Office:

  131 Dartmouth Street, 3rd Floor
  Boston, MA 02116

Item 2(a)                Name of Person Filing:

  Samuel C. Sichko

Item 2(b)                Address of Principal Business Office or, if none, Residence:

  Samuel C. Sichko
  c/o Bowditch & Dewey, LLP
  One International Place – 44th Floor
  Boston, MA  02110-2602

Item 2(c)                Citizenship:

  Mr. Sichko is a citizen of the United States of America.

Item 2(d)                Title of Class of Securities:

  Common Stock, $.01 par value per share.

Item 2(e)                CUSIP Number:

  803062 10 8

Item 3                     Description of Person Filing:

  Not applicable

CUSIP NO. 803062 10 8	13G	Page 4 of 6 Pages

Item 4                      Ownership:

(a)	Amount Beneficially Owned:

Mr. Sichko has or shares voting or investment control over 14,842,574 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust -1996, 59,052 shares held by The Jerry A. Greenberg Family Trust - 2004, 664,423 shares held by The Jerry A. Greenberg 5-Year GRAT - 2010, 470,880 shares held by The Jerry A. Greenberg 2-Year GRAT - 2011, 647,259 shares held by The Jerry A. Greenberg 3-Year GRAT - 2011, 823,221 shares held by The Jerry A. Greenberg 5-Year GRAT - 2011, 728,000 shares held by The Jerry A. Greenberg Family Trust - 2011, 773,575 shares held by The Jerry A. Greenberg 2-Year GRAT - 2012, 480,000 shares held by The Jerry and Adi Greenberg Charitable Foundation, 683,410 shares held by The J. Stuart Moore Gift Trust of 1995, 4,927,927 shares held by The J. Stuart Moore Remainder Trust - 1996, 589,262 shares held by The J. Stuart Moore Irrevocable Trust - 1996, 634,168 shares held by The J. Stuart Moore Irrevocable Trust - 2011, and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation ).  Mr. Sichko has no pecuniary interest in any of the trusts and disclaims any and all beneficial ownership of the shares held by any and all of the trusts.

(b)           Percent of Class:

Mr. Sichko has or shares voting or investment control over shares representing 10.75% of the issuer’s outstanding common stock.

(c)           Number of shares as to which person has:

(i)  sole power to vote or to direct the vote:

Mr. Sichko has the sole power to vote or direct the vote of 4,800,578 shares (consists of 59,052 shares held by The Jerry A. Greenberg Family Trust - 2004, 664,423 shares held by The Jerry A. Greenberg 5-Year GRAT - 2010, 470,880 shares held by The Jerry A. Greenberg 2-Year GRAT - 2011, 647,259 shares held by The Jerry A. Greenberg 3-Year GRAT - 2011, 823,221 shares held by The Jerry A. Greenberg 5-Year GRAT - 2011, 728,000 shares held by The Jerry A. Greenberg Family Trust - 2011, 773,575 shares held by The Jerry A. Greenberg 2-Year GRAT - 2012, and 634,168 shares held by The J. Stuart Moore Irrevocable Trust - 2011.  Mr. Sichko is the sole trustee of each of these trusts).

(ii)  shared power to vote or to direct the vote:

Mr. Sichko has shared power to vote or to direct the vote of 10,041,996 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996, 480,000 shares held by The Jerry and Adi Greenberg Charitable Foundation, 683,410 shares held by The J. Stuart Moore Gift Trust of 1995, 4,927,927 shares held by The J. Stuart Moore Remainder Trust - 1996, 589,262 shares held by The J. Stuart Moore Irrevocable Trust - 1996, and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation.  Mr. Sichko is a co-trustee of each of these trusts).

(iii)  sole power to dispose or to direct the disposition of:

Mr. Sichko has sole power to dispose or to direct the disposition of 4,800,578 shares (consists of 59,052 shares held by The Jerry A. Greenberg Family Trust - 2004, 664,423 shares held by The Jerry A. Greenberg 5-Year GRAT - 2010, 470,880 shares held by The Jerry A. Greenberg 2-Year GRAT - 2011, 647,259 shares held by The Jerry A. Greenberg 3-Year GRAT - 2011, 823,221 shares held by The Jerry A. Greenberg 5-Year GRAT - 2011, 728,000 shares held by The Jerry A. Greenberg Family Trust - 2011, 773,575 shares held by The Jerry A. Greenberg 2-Year GRAT - 2012, and 634,168 shares held by The J. Stuart Moore Irrevocable Trust - 2011.  Mr. Sichko is the sole trustee of each of these trusts).

(iv)  shared power to dispose or to direct the disposition of:

Mr. Sichko has shared power to dispose or to direct the disposition of 10,041,996 shares (consists of 3,294,446 shares held by The Jerry A. Greenberg Remainder Trust-1996, 480,000 shares held by The Jerry and Adi Greenberg Charitable Foundation, 683,410 shares held by The J. Stuart Moore Gift Trust of 1995, 4,927,927 shares held by The J. Stuart Moore Remainder Trust - 1996, 589,262 shares held by The J. Stuart Moore Irrevocable Trust - 1996, and 66,951 shares held by The J. Stuart and Elizabeth Moore Charitable Foundation.  Mr. Sichko is a co-trustee of each of these trusts).

CUSIP NO. 803062 10 8	13G	Page 5 of 6 Pages

Item 5                      Ownership of Five Percent or Less of a Class:

   Not applicable

Item 6                      Ownership of More than Five Percent on Behalf of Another Person:

   Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

   Not applicable

Item 8                      Identification and Classification of Members of the Group:

   Not applicable

Item 9                      Notice of Dissolution of Group:

   Not applicable

Item 10                   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 803062 10 8	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:                  February 13, 2013

/s/Samuel C. Sichko
Samuel C. Sichko